LAW OFFICES OF
                             DECHERT PRICE & RHOADS
                         TEN POST OFFICE SQUARE - SOUTH
                             BOSTON, MA 02109-4603

                           TELEPHONE: (617) 728-7100
                              FAX: (617) 426-6567



                                          December 23, 1996
Scudder Investment Trust
Two International Place
Boston, MA 02110

     Re:  Rule 24f-2 Notice
          -----------------

Ladies and Gentlemen:

     Scudder Investment Trust (the "Trust"), formerly Scudder Growth and Income Fund, is a trust created under a written Declaration of Trust dated September 20, 1984 and executed and delivered in Boston, Massachusetts, which Declaration has been subsequently amended by an Amended and Restated Declaration of Trust dated November 3, 1987 (as further amended, the "Declaration of Trust"). The beneficial interest thereunder is represented by transferrable shares with a par value of $.01 per share ("Shares"). The Trustees have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided.

     We are of the opinion that the legal requirements have been complied with in the creation of the Trust and that said Declaration of Trust is legal and valid.

     Under Article V, Section 5.4 of the Declaration of Trust, the Trustees are empowered, in their discretion, from time to time, to issue Shares for such amount and type of consideration, at such time or times and on such terms as the Trustees may deem best. Under Article V, Section 5.1, it is provided that the number of Shares authorized to be issued under the Declaration of Trust is unlimited. Under Article V, Section 5.11, the Trustees may authorize the division of Shares into two or more series. By written instruments, the Trustees have established and designated three series, designated Scudder Growth and Income Fund, Scudder Quality Growth Fund and Scudder Classic Growth Fund.

     By votes adopted on November 14, 1995 and November 5, 1996, the Trustees of the Trust authorized the President, or any Vice President, and the Secretary, or

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Scudder Investment Trust
Decmeber 23, 1996
Page 2

any Assistant Secretary, from time to time, to determine the appropriate number of Shares of Scudder Quality Growth Fund to be registered, to register with the Securities and Exchange Commission, and to issue and sell to the public, such Shares.

     We understand that you are about to file a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, making definite the registration of 4,210,426 Shares of Scudder Quality Growth Fund sold in reliance upon said Rule 24f-2 during the fiscal year ended October 31, 1996.

     We are of the opinion that all necessary Trust action precedent to the issue of said 4,210,426 Shares was duly taken. We are of the further opinion that all such Shares were legally and validly issued, fully paid and nonassessable by the Trust. In rendering the opinion expressed in the preceding sentence, we rely on certification by an officer of the Trust that the Trust or its agent received consideration for such Shares in accordance with the provisions of the Trust's Declaration of Trust, and we assume that the sale of such Shares was effected in compliance with the Securities Act of 1933, the Investment Company Act of 1940 and applicable state laws regulating the sale of securities.

     We consent to your filing this opinion with the Securities and Exchange Commission together with the Rule 24f-2 Notice referred to above.


                              Very truly yours,

                              /s/Dechert Price & Rhoads